Via Facsimile and U.S. Mail
Mail Stop 6010


October 27, 2005


Mr. Jason A. Napolitano
Executive Vice President and
Chief Financial Officer
Heska Corporation
1613 Prospect Parkway
Fort Collins, CO 80525

Re:	Heska Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004

	File No. 000-22427

Dear Mr. Napolitano:

       We have reviewed your October 14, 2005 response to our letter dated August 29, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Liquidity, Capital Resources and Financial Condition

Contractual Obligations, page 24
1. Please refer to our comment number 2 and your response. We note in the last paragraph on page 30 that some of your license agreements impose milestone obligations on you. Please address whether or not additional disclosure is necessary in the contractual obligations table or in the footnotes to the table.



Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Goodwill and Other Intangible Assets, page F-47
2. Refer to your response to comment 3. Unless it is probable that you will win the patent litigation, we believe legal costs to defend a patent should be expensed as incurred. If you believe it is probable that you will receive a favorable outcome, tell us why, and explain to us your accounting treatment for any expected proceeds from the litigation.


*    *    *    *


      Please respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.



      You may contact Joseph Roesler, Staff Accountant, at (202)
551-
3628 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
??

??

??

??

Jason A. Napolitano
Heska Corporation
Page 1